SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2006

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim consolidated financial statements of Asia Pacific Resources Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

ASIA PACIFIC RESOURCES LTD.

 MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER REPORT

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

Prepared by Management

Notice to Reader

This Management Discussion and Analysis and the related consolidated interim financial statements and notes to consolidated financial statements have not been reviewed by the Company Auditors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY’S

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management discussion and analysis (“MD&A”) of Asia Pacific Resources Ltd. (the “Company” or “Asia Pacific”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three and six month period ended June 30, 2006 and with the audited consolidated financial statements for the years ended December 31, 2005 which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this report is August 11, 2006.

FORWARD LOOKING STATEMENTS

This documents contains “forward looking statements”within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact are forward looking statements. Such forward looking statements are subject to risks, uncertainties and other factors which could cause actual results and future events to differ materially from those anticipated in such statements. Forward looking statements are based upon estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward looking statements should conditions or management’s estimates or opinions change.

1.  OVERALL PERFORMANCE

1.1 Overview of Business

The Company is an exploration stage enterprise. The Company holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”), a company incorporated in Thailand that holds the Udon Thani Potash Concession (the “Concession”) situated in North East Thailand. The Government of Thailand has a 10% carried interest. However, as the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC, 100% of the operations of APPC are consolidated in the accounts of the Company.

The Company is a reporting issuer in all of the Canadian jurisdictions, a foreign private issuer to the Securities and Exchange Commission and trades on the Toronto Stock Exchange, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

APPC has identified two large potash deposits, Udon North and Udon South, on the Concession.

The Company’s activities are primarily directed at the exploration, development and financing of its potash deposits. Under Canadian GAAP, direct exploration, engineering, development and feasibility costs have been capitalized. Administrative and other costs have been expensed.

On March 17, 2006 the Company announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited, (the “Offeror”) a New Brunswick Corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand, for a cash takeover.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Six month period ended June 30, 2006

Unaudited (expressed in Canadian dollars)

Subject to the terms and conditions of the pre-acquisition agreement, on April 19, 2006 the Offeror made an offer to purchase a maximum of 612,000,000 common shares of the Company, including common shares issuable upon the exercise of outstanding options and warrants) for a price of Cdn$0.1425 per share.  The Offeror also offered to purchase the warrants of the Company for a price of Cdn$0.0175 per warrant, being the difference between the offer price for the common shares and the exercise price of the warrants, which have been extended to expire on July 26, 2006 from the original expiry date of May 26, 2006 (the “Offer”).

On June 2, 2006 the Offeror announced the completion of the takeover bid for the Company. SRMT has taken up an aggregate of 546,767,485 common shares and 101,979,730 warrants of the Company which were validly deposited under the Offer, for $0.1425 per common share and $0.0175 per warrant in cash.  The warrants were then surrendered to the Company by the Offeror for cancellation.

This represents 86% of the outstanding common shares of the Company and 98% of the outstanding warrants of the Company based upon the number of common shares and warrants issued and outstanding as at May 25, 2006.

A special meeting of shareholders of the Company is called for August 11, 2006 to consider and, if deemed advisable, approve the amalgamation of the Company, Metro Resources Company Limited (“Metro”), a wholly-owned direct subsidiary of the Company, and 623827 N.B. Ltd. (“623827”), a wholly-owned direct subsidiary of SRMT.

The amalgamation will result in ITD owning indirectly 100% of the common shares of the company resulting from the amalgamation (“Amalco”), which will also be called Asia Pacific Resources Ltd.  Following approval of the amalgamation at the meeting, but immediately prior to the completion of the amalgamation and in accordance with a share transfer agreement between SRMT and 623827, SRMT will transfer all of the common shares held by SRMT to 623827 in exchange for additional 623827 common shares.  As a result, on the amalgamation the common shares held by 623827 will be cancelled without any repayment of capital in respect thereof.  Shareholders (other than dissenting shareholders and 623827) will receive one redeemable special share of Amalco for each common share held and SRMT, as the sole shareholder of 623827, will be issued one Amalco common share, making SRMT the only holder of Amalco common shares following the amalgamation.  SRMT holds a sufficient number of common shares of the Company to approve the amalgamation in accordance with applicable law.  It is anticipated that the amalgamation will be completed on or about August 18, 2006.

Amalco will redeem each redeemable special share resulting from the exchange of each common share under the amalgamation for $0.1425 in cash (the “Consideration”) immediately following the amalgamation and for six years thereafter.  In order to receive the Consideration, shareholders who are not dissenting shareholders must duly complete, execute and deliver to Computershare Investor Services Inc., as depositary, the letter of transmittal together with their common share certificates and such other additional documents as Computershare may reasonably require, if any.

ITD has the resources and capability to take the project forward.  For Asia Pacific this transaction will allow shareholders to immediately realize value at a premium to market price.

ITD is a pre-eminent Thai and international civil and infrastructure contractor that have over thirty years experience in the mining industry.  They have set high standards for mining works and have been actively pursuing opportunities to participate in mining projects both within Thailand and the neighboring countries.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond current projected expenditures.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Six month period ended June 30, 2006

Unaudited (expressed in Canadian dollars)

1.2 Results of Operations

The Company incurred a net loss of $5.5 million or $0.01 per share for the six months ended June 30, 2006 compared to $1.0 million for the six months ended June 30, 2005

Expenses were $5.1 million for the six months ended June 30, 2006 compared to $1.8 million for the six months ended June 30, 2005.

Accounting and legal fees were $323,344 in the current quarter an increase of $56,833 compared to the quarter a year ago.  The increase is attributable to the due diligence and preparation costs connected with the Offer and regulatory filing documents.

Consulting costs have increased to $764,757 for the six months ended June 30, 2006 compared to $491,438 for the six months ended June 30, 2005. The Company retained additional consultants to assist in its efforts to secure a Mining License as well as financial advisory fees in connection with the Offer.

Salary expenses for the six months ended June 30, 2006 were $813,390 compared to $664,000 for the six months ended June 30, 2005.  The increase reflects the increase in both salary and staffing for Thailand based staff on January 1, 2006.

The net foreign exchange loss for the six months ended June 30, 2006 is $385,385 ($680,144 gain for the six months ended June 30, 2005). This is primarily related to the future income tax liability recorded on the Company’s balance sheet.  The liability is denominated in Thai baht but reported in Canadian dollars. At June 30, 2006 the future income tax liability was translated to $13,422,671 compared to $13,059,747 at December 31, 2005.

As the Offer was successful the following compensation was paid:

a)

Employment agreements:

The Company agreed with its employees, executives and directors that if they are terminated or asked to resign following a defined change of control transaction, which included the success of the Offer, then the Company would be obligated to pay termination payments.

The Company paid $1,054,155 in termination payments to employees, executives and directors of the Company and APPC.

The Company has paid a $171,377 termination payment into escrow which is reported as restricted cash.  Interest earned on restricted cash is accrued as owing to the escrow agent.  The employee has until December 22, 2006 to decide whether to accept the termination payment at which time the Company will record a termination expense.  Or if the employee decides to continue his employment then by December 27, 2006 the escrowed funds will be released to the Company.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Six month period ended June 30, 2006

Unaudited (expressed in Canadian dollars)

b)

Success fee - change of control

The Company agreed with a number of executives, consultants and directors that on success of the Offer the Company would be obligated to pay success fees.

The Company paid $674,085 to executives, consultants and directors.

c)

Success fee - Chinese sourced financing of project or Company

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China.  This agreement was terminated on March 24, 2006 but Richina was entitled to and was paid a success fee of $222,695 (US$200,000).

d)

Success fee - Consulting services

On January 4, 2006 the Company retained Acumen Management Limited (“Acumen”) to provide consulting services, including providing the services of a senior executive to serve as Chief Executive Officer of the Company’s Thai subsidiary, Asia Pacific Potash Corporation.

Acumen was entitled to and was paid a termination fee of $222,695 (US$200,000).

e)

Stock Option – net cash difference paid

Under the Stock Option Plan, the Board of Directors may accelerate the vesting and exerciseability of the unexercisable portion of any stock option at any time.  In connection with the entering into the pre-acquisition agreement with Offeror, the Board of Directors made all the outstanding stock options immediately exercisable in order that they could be surrendered in consideration for the cash difference between the Offer price of $0.1425 and the exercise price of the option.  The Offeror funded the cash difference by way of a related party non-interest bearing loan.

The Offeror funded the Company to pay a total of $677,478 to the holders of 18,054,500 options.  The Company had recorded a fair value of $473,096 at the time these options vested and that fair value was applied to contributed surplus with $204,382 reported as stock compensation expense.

e)

Insurance cost - change of control

As agreed with the Offeror the Company extended the existing insurance coverage for its directors and officers for a period six years term commencing on July 1, 2006.  The entire premium for this policy was $447,073 and is included in prepaid expenses to be drawn down over the life of the policy.

1.3 Investment in the Potash Concession

Investing activities with respect to expenditures on the potash concession during six months ended June 30, 2006 were $133,967 compared to $563,967 in the comparative quarter. This reduction from the prior quarter reflects that only site maintenance costs have been incurred by the Company while seeking the Mining License.   The Offeror loaned the Company funds to purchase additional land within the Udon South mine site.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Six month period ended June 30, 2006

Unaudited (expressed in Canadian dollars)

2. SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain financial information for each of the eight most recently completed quarters:

	3 months ended June 30, 2006	3 months ended March 31, 2006	3 months ended December 31, 2005	3 months ended September 30, 2005	3 months ended June 30, 2005	3 months ended March 31, 2005	3 months ended December 31, 2004	3 months ended September 30, 2004
Total revenues	$13,500	$11,126	$21,388	$25,492	$30,351	$29,448	$33,113	$23,233
Net profit (loss)	(3,292,360)	(2,190,655)	(1,637,673)	(229,995)	137,839	(1,166,837)	(2,496,441)	(133,823)
Net profit (loss) per share – basic and fully diluted	(0.01)	(0.00)	(0.00)	(0.00)	0.00	(0.00)	(0.00)	(0.00)

The Company is an exploration stage enterprise. At this time any issues of seasonality or market fluctuations do not impact it.

Foreign exchange movement impacts the Company’s quarterly performance. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company’s consolidated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.   The future income tax liability recorded on the balance sheet is denominated in Thai baht but reported in Canadian dollars resulting in quarter to quarter unrealized foreign currency adjustments as the Tahi baht and Canadian dollar foreign exchange rates move.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond current projected expenditures.

3. LIQUIDITY

At June 30 2006, the working capital of the Company was $1.8 million (excluding the related party loan) compared to $2.1 million at December 31, 2005.

In the period July 1, 2006 to August 11, 2006 the Company issued 3,021,108 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $377,627.

On April 17, 2006 the Company issued a promissory note (the “Note”) to its largest shareholder at that time, Olympus Capital Holdings Asia I, L.P. for the principal amount of up to US$3,000,000 payable in cash on or before April 17, 2007.  Interest was to accrue at the rate of 10% per annum until June 17, 2006 and at the rate of 15% per annum thereafter on amounts drawn against the Note.  The Company drew down US$500,000 against the Note and repaid it together with interest in the amount of $5,305.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Six month period ended June 30, 2006

Unaudited (expressed in Canadian dollars)

4. CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations for payments due:

a)

Lease Commitments

The Company has future minimum payments in respect of lease commitments for office space in Thailand due in 2006 of $60,826.

b)

Payment to Government of Thailand

Pursuant to the Concession Agreement dated November 29, 1994, a fee of US$5.0 million will become payable to the Government of Thailand on receipt of the Mining License for Udon South.

c)

Other Contingencies

The company has material contingent liabilities as described in Section 6 below.

5. TRANSACTIONS WITH RELATED PARTIES

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated which will materially affect the Company or any of its subsidiaries, except as stated elsewhere in this Management Discussion and Analysis and the Consolidated Financial Statements for the six months ended June 30, 2006 or as indicated below.

Related party transactions not disclosed elsewhere in the interim financial statements (see Note 7) include consulting and management fees of $147,400 (six months ended June 30, 2005 - $197,831) paid to directors or officers or to companies controlled by or affiliated to directors or officers.

The Offeror loaned the Company $1,974,600 to fund the net cash difference of the stock options (Note 8) and the purchase of land (Note 4).

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Six month period ended June 30, 2006

Unaudited (expressed in Canadian dollars)

6. CONTINGENCIES

The Company has the following material contingent liabilities:

a)

Crew royalty

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to the date of acquisition, and a royalty payment equal to 1.5% of 75% of the total potash sales from the concession based on the FOB mine price.  Effective December 1, 1994, the Company acquired control of APPC as it had incurred expenditures in satisfaction of the requirements for earning the 75% interest.  Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

b)

Normal course of business

The Company is also party to certain other actions incurred in the normal course of business, none of which management expects to have a material impact on the results of operations or financial position.

7. CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company’s accounting policies are described in Note 2 to the consolidated financial statements.

The Company holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”), a company incorporated in Thailand that holds the Udon Thani Potash Concession (the “Concession”) situated in North East Thailand. The Government of Thailand has a 10% carried interest, however as the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC, 100% of the operations of APPC are consolidated in the accounts of the Company.

The Company is capitalizing all direct exploration and development expenditures related to the Concession until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

Management reviews the carrying value of the Concession and related property at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company, the status of the Company’s exploration and mining rights and the assumptions and conclusions included in mining feasibility studies.

If the Company has reason to believe that impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable tonnes of potash (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) along with estimated future potash prices and estimated future operating and capital costs of construction. The inclusion of mineral resources is based on various information, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate that the potash is commercially recoverable. The reserves are based on a technical report that has been previously filed on Sedar.  In determining whether impairment may exist the Company also considers other evidence of the value of the potash concession and related property including the potential proceeds expected to be realized on the sale of the property or the Company.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Six month period ended June 30, 2006

Unaudited (expressed in Canadian dollars)

The projected future cash flows cover the known Udon South potash reserves at this time. If the future undiscounted cash flows are less than the carrying value of the assets then the assets may be written down and the write off charged to earnings in the current period.

8. CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Canadian Institute of Chartered Accountants (the “CICA”) has released a number of new standards relating to Canadian generally accepted accounting principles with varying commencement dates. The Company has on a preliminary basis evaluated the implication of these new pronouncements and believes that the Company is not affected at all by the new pronouncements or there will be no material effect once adopted.

9.  FOREIGN EXCHANGE

The Company is subject to fluctuations in foreign exchange rates, with regard to its potash project in Thailand. The Company’s operations are based in part in Canadian and US dollars; however some capital and operating costs continue to be incurred in local Thai currency.

10. DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s authorized share capital is an unlimited number of common shares without par value.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance June 30, 2006	636,846,100	3,021,108	-
Common shares issued	3,021,108	(3,021,018)	-
Balance August 11, 2006	639,867,118	-	-

11. RISKS AND UNCERTAINTIES

The Company’s business is subject to risks normally encountered in mineral resource exploration and development. The ultimate profitability of the Company’s business will be related to the success the Company achieves in the development, placing into production and commercial operation of the Udon South and Udon North projects in the Udon Thani Potash Concession in Thailand.

Mineral exploration and development involves significant risks and few properties that are explored are ultimately developed into producing mines.

The Company has applied for a Mining License from the Government of Thailand but approval is required before the Company can construct mining facilities, commence commercial production and sell potash and other mineral by-products. There can be no guarantee that such a License will be obtained, or obtained on commercially acceptable terms.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Six month period ended June 30, 2006

Unaudited (expressed in Canadian dollars)

The Company’s continuing ability to meet its obligations as they come due and to undertake development of the Concession is dependent upon raising sufficient funds and/or securing other participation in the Project as required.

A fee of US$5.0 million is payable to the Government of Thailand upon receipt of the Mining License. There can be no assurance that the Company can raise the necessary funds for such payment.

If the Mining License is granted, construction of the mining site will require participation from third party financial institutions and/or industry participants. The Company has been engaged in discussions with prospective parties to secure financing for development of its potash concession but there is no assurance that these discussions will be concluded successfully or the financing achieved. There can also be no assurance that these costs will not increase as a result of delays in obtaining a Mining License, or of new conditions or requirements that are part of the Mining License Application approval.

The marketability of potash produced by the Company would be affected by numerous factors beyond the control of the Company including potash price fluctuations, changes in the supply of and demand for potash, competitive reactions, the proximity and capacity of markets, and government regulations relating to prices, taxes and over the import and export of potash.

The Company’s operating costs can be impacted by changes in the cost of mining and processing equipment, the proximity and capacity of end use markets, government regulations relating to royalties, land tenure, labour standards, land use, environmental protection and operating permits.

The potash mining industry participants include large established mining companies with substantial capabilities and greater financial and technical resources than the Company with which the Company will have to compete.

12. APPROVAL

The Board of Directors of Asia Pacific Resources Ltd. has approved the disclosure contained in the Management Discussion and Analysis.  A copy of this report will be provided to anyone who requests it.

13. OTHER MATTERS

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

ASIA PACIFIC RESOURCES LTD.

SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2006

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim consolidated financial statements of Asia Pacific Resources Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

ASIA PACIFIC RESOURCES LTD.

SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2006

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim consolidated financial statements of Asia Pacific Resources Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Expressed in Canadian dollars)

	June 30,	December 31,
	2006	2005
	(unaudited)
ASSETS

CURRENT
Cash and cash equivalents	$1,191,912	$2,272,231
Restricted cash (Note 8)	171,499	-
Accounts receivable	39,934	10,063
Prepaid expenses	473,737	32,108
Other current assets	31,422	33,342
	1,908,504	2,347,744
DEPOSIT	50,730	97,585
INVESTMENT IN POTASH CONCESSION (Note 3)	91,433,127	91,299,160
INVESTMENT IN LAND (Note 4)	9,277,269	8,016,053
PROPERTY AND EQUIPMENT (Note 5)	263,176	288,825
	$102,932,806	$102,049,367

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$121,315	$275,482
Due to related parties (Note 7)	1,974,600	-
	2,095,915	275,482
FUTURE INCOME TAXES	13,422,671	13,059,747
	15,518,586	13,335,229

SHAREHOLDERS' EQUITY

Share capital (Note 6)	175,702,257	170,395,625
Contributed surplus (Note 6 (d))	623,869	1,747,404
Deficit	(88,911,906)	(83,428,891)
	87,414,220	88,714,138
	$102,932,806	$102,049,367

GOING CONCERN (Note 1)
CONTINGENCIES (Note 9)
SUBSEQUENT EVENTS (Note 10)

APPROVED BY THE DIRECTORS
/s/ "Premchai Karnasuta"	/s/ "Nijaporn Charanachitta"
Premchai Karnasuta, Director	Nijaporn Charanachitta, Director

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Statements of Loss and Deficit

For the three and six months ended June 30, 2006 and June 30, 2005

(Expressed in Canadian dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

EXPENSES
Accounting and legal	$116,639	$206,058	$323,344	$266,511
Amortization of property and equipment	19,690	18,087	40,605	35,157
Consulting	343,774	267,207	764,757	491,438
Interest and bank charges	8,099	4,903	9,697	5,909
Office and miscellaneous	161,083	91,636	298,486	196,850
Promotion and travel	179,074	211,490	381,079	424,208
Rent	24,236	25,647	48,460	52,119
Salaries	393,714	303,786	813,390	664,000
Stock compensation expense	204,382	(525,611)	211,912	(414,976)
Success fees (Note 8)	2,173,630	-	2,173,630	-
Transfer fees and filing costs	21,229	27,707	56,896	47,725
	3,645,550	630,910	5,122,256	1,768,941

LOSS BEFORE THE UNDERNOTED	(3,645,550)	(630,910)	(5,122,256)	(1,768,941)
INTEREST AND OTHER INCOME	13,500	30,351	24,626	59,799
FOREIGN EXCHANGE (LOSS) GAIN	339,690	738,398	(385,385)	680,144
NET PROFIT (LOSS) FOR THE PERIOD	(3,292,360)	137,839	(5,483,015)	(1,028,998)
DEFICIT, BEGINNING OF PERIOD	(85,619,546)	(81,699,062)	(83,428,891)	(80,532,225)
DEFICIT, END OF PERIOD	$(88,911,906)	$(81,561,223)	$(88,911,906)	$(81,561,223)
LOSS PER SHARE	$(0.01)	$0.00	$(0.01)	$(0.00)
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	624,329,406	513,444,872	611,674,407	488,956,610

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2006 and June 30, 2005

(Expressed in Canadian dollars)

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
Net profit (loss) for the period	$(3,292,360)	$137,839	$(5,483,015)	$(1,028,998)
Items not involving cash
Amortization of property and equipment	19,690	18,087	40,605	35,157
Foreign exchange (gain) loss and other	(376,650)	(583,394)	362,924	(610,955)
Success fees (Note 8)	(473,096)	-	(473,096)	-
Stock compensation expense	-	(525,611)	7,530	(414,976)
	(4,122,416)	(953,079)	(5,545,052)	(2,019,772)
Change in non-cash operating working capital items	(724,997)	80,735	(795,246)	(159,939)
	(4,847,413)	(872,344)	(6,340,298)	(2,179,711)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	4,648,663	22,195	4,648,663	399,351
Loan from related party	1,974,600	-	1,974,600	-
	6,623,263	22,195	6,623,263	399,351

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(8,811)	(2,627)	(14,956)	(63,385)
Investment in land	(1,284,638)	(145)	(1,261,216)	(3,703)
Investment in potash concession	(66,478)	(394,441)	(133,967)	(563,967)
(Increase) decrease in deposit	25,629	-	46,855	-
	(1,334,298)	(397,213)	(1,363,284)	(631,055)

NET CASH INFLOW (OUTFLOW)	441,552	(1,247,362)	(1,080,319)	(2,411,415)
CASH POSITION, BEGINNING OF PERIOD	750,360	5,974,143	2,272,231	7,138,196
CASH POSITION, END OF PERIOD	$1,191,912	$4,726,781	$1,191,912	$4,726,781

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	(20,045)	(4,411)	(29,871)	(15,711)
Prepaid expenses and deposits	(372,303)	83,591	(441,629)	(115,530)
Other current assets	23,593	(7,905)	1,920	(33,345)
Accounts payable and accrued charges	(184,743)	9,460	(154,167)	4,647
Restricted cash	(171,499)	-	(171,499)	-
	$(724,997)	$80,735	$(795,246)	$(159,939)

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three and six month periods ending June 30, 2006

Unaudited (expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Asia Pacific Resources Ltd. (the “Company”) is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the six months ended June 30, 2006, the Company incurred a net loss of approximately $5.5 million (six months ended June 30, 2005 - $1.0 million) and at June 30, 2006 had an accumulated deficit of $88.9 million (June 30, 2005 - $83.4 million).  At June 30, 2006 the Company had cash of $1.2 million (December 31, 2005 - $2.3 million).

In May 2003, the Company applied for a mining license to develop and operate a potash mine on the portion of its potash concession known as the Udon South deposit. Grant of the mining license is subject to review and consideration by the Government of Thailand (the Government) and to a public review pursuant to Thailand’s Mining Law. A fee of US$5.0 million is payable to the Government on receipt of the mining license.

Continuation of the Company as a going concern is dependent upon the continued support of its shareholders, its ability to raise funds to complete development of its potash concession and ultimately achieve profitable operations including the successful receipt of a mining license from the Government, or, alternatively, the successful sale of all or an interest in the potash concession.

As discussed in Note 8, the Company entered into a pre-acquisition agreement for a cash takeover which resulted in an offer (the “Offer”) being made on April 19, 2006 to purchase a maximum of 612,000,000 of the common shares of the Company for a price of $0.1425 per share.  On June 2, 2006, SRMT Holdings Limited (“SRMT”), a wholly-owned indirect subsidiary of Italian-Thai Development Public Company Limited (“ITD”), announced the completion of the takeover bid for the Company.  Pursuant to the Offer SRMT has taken up an aggregate of 546,767,485 common shares and 101,979,730 warrants of the Company which were validly deposited under the Offers, for $0.1425 per common share and $0.0175 per warrant in cash.  This represents 86% of the outstanding common shares of the Company and 98% of the outstanding warrants of the Company based upon the number of common shares and warrants issued and outstanding as at May 25, 2006.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to obtain financing or the mining license to complete development of its potash concession or continue as a going concern

2.

ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2005 that may be read on www.sedar.com.

3.

INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	June 30,	December 31,
	2006	2005

Balance, beginning of period	$ 91,299,160	$ 90,749,721
Deferred exploration and development expenditures	133,967	549,439
Balance, end of period	$ 91,433,127	$ 91,299,160

The Company holds a 90% beneficial interest in APPC, a company which holds two potash deposits, Udon South and Udon North, situated in Udon Thani in northeast Thailand, and the Government of Thailand has a 10% carried interest.  The Company will recoup the Government of Thailand’s 10% share of exploration, development and capital expenditures out of the Government’s share of dividends from the net profits of APPC, if any, once commercial production has commenced.

On June 4, 2001, the Department of Mineral Resources of Thailand (“DMR”) issued to APPC twelve special prospecting licenses (“SPLs”), pursuant to a June 4, 1993 Concession Agreement with APPC and the Ministry of Industry of Thailand.

APPC filed a Mining License application for Udon South on May 29, 2003 and the Government commenced processing of this application under the terms of revised mining regulations in Thailand early in 2004. The Company must receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of US$5.0 million is payable on receipt of the Mining License.

On November 3, 2004, APPC applied for a Mining License over the majority of the land originally held under SPLs containing all of the areas where previous exploration by drilling and seismic work had identified potash resources in connection with the Udon North deposit.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

4.

INVESTMENT IN LAND

The investment in land consists of a beneficial interest in certain property located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit.  The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

	June 30,	December 31,
	2006	2005

Balance, beginning of period	$ 8,016,053	$ 7,946,308
Land acquisition	1,261,216	69,745
Balance, end of period	$ 9,277,269	$ 8,016,053

5.

PROPERTY AND EQUIPMENT

		June 30,		December 31,
		2006		2005
		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Furniture and fixtures	$304,218	$256,920	$47,298	$48,957
Exploration equipment	12,291	12,291	-	-
Vehicles	32,594	32,363	231	231
Leasehold improvements	119,244	25,392	93,852	100,311
Computer equipment	305,214	183,419	121,795	139,326
	$773,561	$510,385	$263,176	$288,825

6.

SHARE CAPITAL

6a)

The Company has an unlimited number of common shares authorized

During the six months ended June 30, 2006, changes in share capital were as follows:

	Number of shares	Amount
Outstanding at December 31, 2005	598,878,796	$170,395,625
Issued on exercise of broker unit warrants	9,725,100	1,751,131
Issued on exercise of share purchase warrants	28,242,204	3,555,501
Outstanding at June 30, 2006	636,846,100	$175,702,257

6b)

A summary of share purchase warrant activity during the six month period ending June 30, 2006 is as follows:

		Average
		Exercise
	Shares	Price
Outstanding December 31, 2005	142,968,052	0.120
Broker unit warrants exercised	(9,725,100)	0.125
Share purchase warrants exercised	(28,242,204)	0.115
Warrants purchased and surrendered for cancellation (Note 8)	(101,979,730)	0.120
Outstanding, June 30, 2006	3,021,018	$0.125

6c)

A summary of share option activity during the six month period ending June 30, 2006 is as follows:

		Exercise
	Shares	Price
Outstanding, December 31, 2005	18,054,500	$0.10
Options surrendered and cancelled (Note 8)	(18,054,500)	(0.10)
Outstanding, June 30, 2006	-	$-

6d)

Contributed surplus

$1,747,404

Stock based compensation expense	7,530
Fair value of options surrendered and cancelled	(473,096)
Broker unit warrants exercised	(632,744)
Broker share purchase warrants exercised	(25,225)
$623,869

7.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements (see Note 8) include consulting and management fees of $147,400 (six months ended June 30, 2005 - $197,831) paid to directors or officers or to companies controlled by or affiliated to directors or officers.

The Offeror loaned the Company $1,974,600 to fund the net cash difference of the stock options (Note 8) and the purchase of land (Note 4).

8.

SRMT HOLDINGS LIMITED OFFER

On March 17, 2006 the Company announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited, (the “Offeror”) a New Brunswick Corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand, for a cash takeover.

Subject to the terms and conditions of the pre-acquisition agreement, on April 19, 2006 the Offeror made an offer to purchase a maximum of 612,000,000 common shares of the Company, including common shares issuable upon the exercise of outstanding options and warrants for a price of Cdn$0.1425 per share.  The Offeror also offered to purchase the warrants of the Company for a price of Cdn$0.0175 per warrant, being the difference between the offer price for the common shares and the exercise price of the warrants, which have been extended to expire on July 26, 2006 from the original expiry date of May 26, 2006 (the “Offer”).

On June 2, 2006 the Offeror announced the completion of the takeover bid for the Company. SRMT has taken up an aggregate of 546,767,485 common shares and 101,979,730 warrants of the Company which were validly deposited under the Offer, for $0.1425 per common share and $0.0175 per warrant in cash.  The warrants were then surrendered to the Company by the Offeror for cancellation.

This represents 86% of the outstanding common shares of the Company and 98% of the outstanding warrants of the Company based upon the number of common shares and warrants issued and outstanding as at May 25, 2006.

A special meeting of shareholders of the Company is called for August 11, 2006 to consider and, if deemed advisable, approve the amalgamation of the Company, Metro Resources Company Limited (“Metro”), a wholly-owned direct subsidiary of the Company, and 623827 N.B. Ltd. (“623827”), a wholly-owned direct subsidiary of SRMT.

The amalgamation will result in ITD owning indirectly 100% of the common shares of the company resulting from the amalgamation (“Amalco”), which will also be called Asia Pacific Resources Ltd.  Following approval of the amalgamation at the meeting, but immediately prior to the completion of the amalgamation and in accordance with a share transfer agreement between SRMT and 623827, SRMT will transfer all of the common shares held by SRMT to 623827 in exchange for additional 623827 common shares.  As a result, on the amalgamation the common shares held by 623827 will be cancelled without any repayment of capital in respect thereof.  Shareholders (other than dissenting shareholders and 623827) will receive one redeemable special share of Amalco for each common share held and SRMT, as the sole shareholder of 623827, will be issued one Amalco common share, making SRMT the only holder of Amalco common shares following the amalgamation.   SRMT holds a sufficient number of common shares of the Company to approve the amalgamation in accordance with applicable law.  It is anticipated that the amalgamation will be completed on or about August 18, 2006.

Amalco will redeem each redeemable special share resulting from the exchange of each common share under the amalgamation for $0.1425 in cash (the “Consideration”) immediately following the amalgamation and for six years thereafter.  In order to receive the Consideration, shareholders who are not dissenting shareholders must duly complete, execute and deliver to Computershare Investor Services Inc., as depositary, the letter of transmittal together with their common share certificates and such other additional documents as Computershare may reasonably require, if any.

As the Offer was successful the following compensation was paid:

8a)

Employment agreements:

The Company agreed with its employees, executives and directors that if they are terminated or asked to resign following a defined change of control transaction, which included the success of the Offer, then the Company would be obligated to pay termination payments.

The Company paid $1,054,155 in termination payments to employees, executives and directors of the Company and APPC.

The Company has paid a $171,377 termination payment into escrow which is reported as restricted cash.  Interest earned on restricted cash is accrued as owing to the escrow agent.  The employee has until December 22, 2006 to decide whether to accept the termination payment at which time the Company will record a termination expense.  Or if the employee decides to continue his employment then by December 27, 2006 the escrowed funds will be released to the Company.

8b)

Success fee - change of control

The Company agreed with a number of executives, consultants and directors that on success of the Offer the Company would be obligated to pay success fees.

The Company paid $674,085 to executives, consultants and directors.

8c)

Success fee - Chinese sourced financing of project or Company

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China.  This agreement was terminated on March 24, 2006 but Richina was entitled to and was paid a success fee of $222,695 (US$200,000).

8d)

Success fee - Consulting services

On January 4, 2006 the Company retained Acumen Management Limited (“Acumen”) to provide consulting services, including providing the services of a senior executive to serve as Chief Executive Officer of the Company’s Thai subsidiary, Asia Pacific Potash Corporation.

Acumen was entitled to and was paid a termination fee of $222,695 (US$200,000).

8e)

Stock Option – net cash difference paid

Under the Stock Option Plan, the Board of Directors may accelerate the vesting and exerciseability of the unexercisable portion of any stock option at any time.  In connection with the entering into the pre-acquisition agreement with Offeror, the Board of Directors made all the outstanding stock options immediately exercisable in order that they could be surrendered in consideration for the cash difference between the Offer price of $0.1425 and the exercise price of the option.  The Offeror funded the cash difference by way of a related party non-interest bearing loan.

The Offeror funded the Company to pay a total of $677,478 to the holders of 18,054,500 options.  The Company had recorded a fair value of $473,096 at the time these options vested and that fair value was applied to contributed surplus with $204,382 reported as stock compensation expense.

8f)

Insurance cost - change of control

As agreed with the Offeror the Company extended the existing insurance coverage for its directors and officers for a period six years term commencing on July 1, 2006.  The entire premium for this policy was $447,073 and is included in prepaid expenses to be drawn down over the life of the policy.

9.

CONTINGENCIES

9a)

Crew royalty

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to the date of acquisition, and a royalty payment equal to 1.5% of 75% of the total potash sales from the concession based on the FOB mine price.  Effective December 1, 1994, the Company acquired control of APPC as it had incurred expenditures in satisfaction of the requirements for earning the 75% interest.  Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

9b)

Normal course of business

The Company is also party to certain other actions incurred in the normal course of business, none of which management expects to have a material impact on the results of operations or financial position.

10.

SUBSEQUENT EVENTS

a)

In the period July 1, 2006 to August 4, 2006 the Company issued 3,021,108 common shares for gross proceeds of $377,627 pursuant to the exercise of share purchase warrants.